As filed with the Securities and Exchange Commission on September 22, 2010.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
HIGHLAND SPECIAL SITUATIONS FUND
(Name of Subject Company (issuer)
HIGHLAND SPECIAL SITUATIONS FUND
(Name of Filing Person (offeror))
COMMON SHARES OF BENEFICIAL INTEREST,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
R. Joseph Dougherty
Highland Special Situations Fund
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Gregory D. Sheehan, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$16,350,088(a)	$1,165.77	(b)

(a)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET.
Highland Special Situations Fund (the “Fund”) is offering to purchase common shares of beneficial interest of the Fund, par value $0.001 per share (“Common Shares”), from common shareholders of the Fund (“Common Shareholders”) at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Trustees of the Fund (the “Board”) has authorized the Fund to offer to purchase Common Shares in an amount up to 85.9% of the outstanding Common Shares. The offer to purchase Common Shares (the “Offer”) will remain open until 4:00 p.m., Eastern Time, on October 21, 2010, or if the Offer is extended, until a later date that corresponds to the extension of the Offer (the “Expiration Date”). The net asset value of each Common Share will be calculated for this purpose as of October 29, 2010 or, if the Offer is extended, as of the next occurring last business day of the calendar month during which the Offer actually expires (the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.
Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.
ITEM 2. ISSUER INFORMATION.
(a) The name of the issuer is Highland Special Situations Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and its telephone number is (877) 665-1287.
(b) The title of the securities that are the subject of the Offer is common shares of beneficial interest or portions thereof of the Fund (referred to herein as Common Shares). As of August 31, 2010, there were 5,811,699.281 outstanding Common Shares. Subject to the conditions set forth in the Offer, the Fund will purchase up to 85.9% of the outstanding Common Shares if they are properly tendered by and not withdrawn by Common Shareholders, subject to any extension of the Offer.
(c) Common Shares are not traded in any market, and any transfer thereof is limited by the terms of the Fund’s Agreement and Declaration of Trust, as amended from time to time (the “Declaration of Trust”).
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The name of the filing person is Highland Special Situations Fund. The Fund’s principal executive office is located at NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and its telephone number is (877) 665-1287. The investment adviser of the Fund is Highland Capital Management, L.P. (the “Adviser”). The principal executive office of the Adviser is located at NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and it may be reached at (972) 628-4100. The members of the Board are Timothy K. Hui, Scott F. Kavanaugh, James F. Leary, Bryan A. Ward and R. Joseph Dougherty, and the Fund’s executive officers are

R. Joseph Dougherty (President and Chief Executive Officer), M. Jason Blackburn (Treasurer and Secretary) and Matthew S. Okolita (Chief Compliance Officer). The address of the trustees and executive officers is c/o Highland Capital Management, L.P., NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
ITEM 4. TERMS OF THIS TENDER OFFER.
(a)(1)(i) Subject to the conditions set forth in the Offer, the Fund will purchase up to 85.9% of the outstanding Common Shares if they are properly tendered by Common Shareholders by 4:00 p.m., Eastern Time, on the Expiration Date, which is October 21, 2010 unless the Offer is extended, and not withdrawn.
(ii) The purchase price of each Common Share tendered and accepted for purchase will be its net asset value as of the close of business on the Valuation Date.
Reference is made to Sections 3 and 7 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference.
(iii) The scheduled expiration date of the Offer is 4:00 p.m., Eastern Time, October 21, 2010, unless extended.
(iv) Not applicable.
(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Common Shareholders of such extension and the new Expiration Date. Reference is made to Section 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.
(vi) Any Common Shareholder tendering Common Shares pursuant to the Offer may withdraw the tender at any time before 4:00 p.m., Eastern Time, on the Expiration Date, which is October 21, 2010 unless the Offer is extended, and, if tendered Common Shares have not been accepted by the Fund, at any time on or after November 18, 2010 (i.e., after the expiration of 40 business days from the commencement of the Offer).
(vii) Reference is made to Sections 5 and 6 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference. A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Common Shareholders that will be sent in connection with the Fund’s acceptances of tenders of Common Shares, are attached hereto as Exhibits A, B, C, D and E, respectively.
(viii) For purposes of the Offer, the Fund will be deemed to have accepted for purchase Common Shares that are tendered as, if and when it gives written notice to the tendering Common Shareholders of its election to purchase such Common Shares.

(ix) Reference is made to Sections 4 and 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.
(x) Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.
(xi) Not applicable.
(xii) Reference is made to Section 10 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.
(a)(2) Not applicable.
(b) To the Fund’s knowledge, no executive officer or trustee plans to tender, and the Fund presently has no plans to purchase the Common Shares of any executive officer or trustee of the Fund pursuant to the Offer. The Fund expects that certain Common Shareholders managed by Siguler Guff Advisers, LLC will tender, and the Fund will purchase, Common Shares. These accounts may be deemed to be affiliates of the Fund because they own a majority of the Common Shares. Such transactions will be on the same terms offered to all Common Shareholders.
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.
(a) - (d) Not applicable.
(e) The Declaration of Trust, which was provided to each Common Shareholder in advance of subscribing for Common Shares, provides that the Fund has the discretion to determine whether the Fund will purchase Fund securities from time to time from Common Shareholders pursuant to tender offers or otherwise. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, any officer or trustee of the Fund or any person controlling the Fund or controlling the Adviser or any officer or trustee of the Fund; and (ii) any other person, with respect to the Common Shares.
ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
(a) Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.
(b) Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(c) Reference is made to Section 9 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference. Because Common Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (b), and (d) Reference is made to Section 7 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.
(c) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.
(a) None of the trustees or executive officers of the Fund or the Adviser own any Common Shares. Based on August 31, 2010 information, the Adviser owns approximately 819,442 Common Shares, representing 14.1% of the Common Shares, valued at approximately $2,683,746.30 as of August 31, 2010.
(b) There have been no transactions involving the Common Shares that were effected during the past 60 days by the Fund, the Adviser and any trustee or officer of the Fund, or any person controlling the Fund or the Adviser.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.
(b) Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)(1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Common Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:
•	Audited financial statements for the fiscal year ended December 31, 2008, previously filed on EDGAR on Form N-CSR on March 6, 2009.

•	Audited financial statements for the fiscal year ended December 31, 2009, previously filed on EDGAR on Form N-CSR on March 11, 2010.

•	Unaudited financial statements for the period ended June 30, 2010, previously filed on EDGAR on Form N-CSR on September 7, 2010.
Copies of these financial statements may be obtained by visiting the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (877) 665-1287.

(2) Reference is made to the unaudited financial statements for the period ended March 31, 2010, previously filed on EDGAR on Form N-30B-2 on May 28, 2010, which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. Copies of these financial statements may be obtained by visiting the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (877) 665-1287.
(3) Not applicable.
(4) As of June 30, 2010 the net asset value per Common Share was $3.29.
(b) The Fund’s assets will be reduced by the amount of the tendered Common Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund’s net expenses may increase as a result of the smaller asset base should any Common Shares be tendered and purchased by the Fund.
ITEM 11. ADDITIONAL INFORMATION.
(a)(1) None.
(2) None.
(3) Not applicable.
(4) Not applicable.
(5) None.
(b) None.
ITEM 12. EXHIBITS.
Reference is hereby made to the following exhibits which collectively constitute the Offer to Common Shareholders and are incorporated herein by reference:
A. Cover Letter to Offer to Purchase and Letter of Transmittal.
B. Offer to Purchase.
C. Form of Letter of Transmittal.
D. Form of Notice of Withdrawal of Tender.
E. Forms of Letters to Common Shareholders in connection with the Fund’s acceptance of tenders of Common Shares.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGHLAND SPECIAL SITUATIONS FUND
By:	/s/ M. Jason Blackburn
	Name:	M. Jason Blackburn
	Title:	Treasurer and Secretary

Dated: September 22, 2010

EXHIBIT INDEX
EXHIBIT

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters to Common Shareholders in connection with the Fund’s acceptance of tenders of Common Shares.